Exhibit 99.1

Inspira Technologies Initiates Global Commercial Rollout of FDA-Cleared ART100 System

Following successful clinical implementations in the U.S., Inspira accelerates commercialization of its system. The Company is already engaged in discussions with governmental health departments and private organizations

RA’ANANA, Israel, May 29, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced a strategic shift to accelerate the commercialization of its U.S. FDA (Food and Drug Administration)-cleared INSPIRA™ ART100 system (the “ART100”), while maintaining the development and regulatory pathways of its portfolio of products. The Company is currently engaged in active sales discussions in multiple locations.

This development follows the initial clinical implementation of the ART100 system in medical centers in the U.S., where the device has been used to treat patients in real-world clinical settings.

“The ART100 has moved beyond the conceptual phase – it is now a working tool in critical care environments,” said Dagi Ben Noon, CEO of Inspira Technologies. “Our team is working closely with prospective customers to structure rollouts that align with national and regional clinical priorities. We recognize the immediate market potential for our ART100 system. This approach seeks to maximize shareholder value in the near and long term.”

Several of these discussions are in advanced stages and involve structured procurement frameworks. Based on the current ongoing discussions, deliveries are expected to begin in the second half of 2025, subject to logistical and regulatory alignment, and the finalization of commercial and legal terms.

By growing demand for alternatives to mechanical ventilation, Inspira continue to support its innovation pipeline, including the next-generation INSPIRA™ ART500 and the HYLA™ blood sensor, while prioritizing near-term revenue activities from ART100.

The Company’s expansion efforts come amid an increase in the global focus on scalable respiratory solutions, which may position the Company as a strategic platform for public health initiatives and cross-sector partnerships.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. FDA (Food and Drug Administration)-cleared INSPIRA ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a regulatory foundation for the development of the INSPIRA ART500 — a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the critical care and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses that the Company has initiated a strategic shift to accelerate the commercialization of the ART100, prospective rollouts in additional markets, the expectation of further deliveries of the ART100 to other medical centers in the second half of 2025, subject to logistical and regulatory alignment and the finalization of commercial and legal terms, the Company’s pipeline development, the Company’s future revenue stream expectations, and the belief that a global focus on scalable respiratory solutions may position the Company as a strategic platform for public health initiatives and cross-sector partnerships. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485